UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 26, 2017

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-211232) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Statoil ASA as of, and for the nine months ended 30 September 2017, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

2017 third quarter and first nine months results

Statoil reports net operating income of USD 1.1 billion in the third quarter of 2017. The net income was negative USD 0.5 billion.

The third quarter was characterised by:

•          Solid earnings and underlying cash flow.

•          Good operational performance. Expected production growth [7] in 2017 increased to around 6%.

•          Project deliveries and efficiency improvements on track.

“Our solid earnings and underlying cash flow from operations are driven by good operational performance with high production and continued efficiency improvements. In the quarter, we delivered 15% production growth and 11% reduction in underlying operating cost  per barrel. In addition, we see strong contribution from our liquids trading and refining business,” says Eldar Sætre, President and CEO of Statoil ASA.

“With an oil price below 52 dollars per barrel, we have generated solid underlying cash flow so far this year, based on good contributions from all business segments. This has further strengthened our financial position,” says Eldar Sætre.

 “We continue to realise efficiency improvements and deliver strong progress on project development and execution. This is the result of hard work from the organisation, in close collaboration with our suppliers and partners, and strict capital discipline. We are getting more for less,” says Eldar Sætre.

Net operating income was USD 1.1 billion in the third quarter compared to USD 0.7 billion in the same period of 2016. Higher prices for both oil and gas, solid operational performance with high production, strong liquids trading and refinery margins contributed to the increase. Net operating income was impacted by net impairments charges of USD 0.8 billion, mainly related to an unconventional onshore asset in North America of USD 0.9 billion, triggered by lower than expected production. Negative changes in fair value of derivatives in third  quarter 2017, compared to positive changes of derivatives last year, further reduced net operating income in third quarter of 2017.

Net income was negative USD 0.5 billion, down from negative USD 0.4 billion in the same period last year.

Statoil delivered equity production of 2,045 mboe per day in the third quarter, an increase from 1,805 mboe per day in the same period in 2016. The increase was primarily due to higher flexible gas production due to higher prices, lower turnaround activity, ramp-up of new fields, additional wells capacity, and continued strong operational performance. Adjusted for portfolio changes, the underlying production growth was 15% compared to the third quarter last year.

Exploration expenses in the quarter were USD 0.727 billion, up from USD 0.656 billion in the third quarter of 2016.

Cash flows provided by operating activities before tax amounted to USD 14.9 billion in the first nine months of 2017 compared to USD 9.9 billion for the same period last year.

The board of directors has decided to maintain a dividend of USD 0.2201 per ordinary share for the third quarter and continue the scrip programme this quarter giving shareholders the option to receive the dividend in cash or newly issued shares in Statoil at a 5% discount.

The twelve-month average Serious Incident Frequency (SIF) was 0.7 for the twelve months ended 30 September 2017, compared to 0.8 in the same period a year ago.

With effect as of the third quarter 2017, segment names have been changed for the reporting segments DPN and DPI. New names are Exploration and Production Norway (E&P Norway) and Exploration and Production International (E&P International), respectively. There are no changes to other reporting segments, and operating segments’ names remain unchanged.

Quarters			Change		First nine months
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3		2017	2016	Change

1,095	3,244	737	48%	Net operating income (USD million)	8,588	1,977	>100%
(478)	1,436	(427)	(12%)	Net income (USD million)	2,022	(117)	N/A
2,045	1,996	1,805	13%	Total equity liquids and gas production (mboe per day) [4]	2,062	1,939	6%
47.0	44.5	40.0	18%	Group average liquids price (USD/bbl) [1]	46.8	35.9	30%

GROUP REVIEW

Third quarter 2017

Total equity liquids and gas production [4] was 2,045 mboe per day in the third quarter of 2017, up 13% compared to third quarter of 2016 mainly due to increased flexible gas production on the Norwegian continental shelf (NCS) because of higher prices. Lower level of planned maintenance activities, higher production efficiency and new production from start-up and ramp-up of new fields added to the increase, and was partially offset by expected natural decline and divestments.

Total entitlement liquids and gas production [3] was up 14% to 1,883 mboe per day in the third quarter of 2017 compared to 1,651 mboe per day in the third quarter of 2016 due to the increase in equity production as described above, partially offset by negative effects from production sharing agreements (PSA) [4] and US royalties [4]. The effects from PSA and US royalties were 162 mboe per day in the third quarter of 2017 compared to 154 mboe per day in the third quarter of 2016.

Net operating income was USD 1,095 million in the third quarter of 2017, compared to net operating income of USD 737 million in the third quarter of 2016. The 48% increase was primarily due to higher prices, both for liquids and gas. Also, increased volumes of gas sold and higher margins in processing added to the increase. Higher net impairment charges partially offset the increase in net operating income. The increase in impairment charges was mainly driven by an impairment of an unconventional onshore asset in North America of USD 856 million in the third quarter of 2017, triggered by lower than expected production (see note 2 and 6 to the Condensed interim financial statements). Net operating income was also impacted by higher depreciation costs from enhanced production.

In addition to the effect from net impairment charges of USD 830 million in the third quarter of 2017, net operating income was negatively affected by changes in fair value of derivatives and inventory hedge contracts of USD 525 million. In the third quarter of 2016, net operating income was negatively affected by net impairment charges of USD 53 million and positively affected by changes in the fair value of derivatives of USD 138 million.

Operating and administrative expenses decreased by 10% to USD 2,216 million in the third quarter of 2017. The decrease was mainly due to decreased operating costs from portfolio changes, reduced provision for future asset retirement costs and reduced transportation expenses. The decrease was partially offset by new fields coming on stream and effects from the NOK/USD exchange rate development.

Depreciation, amortisation and net impairment losses increased by 26% to USD 3,096 million in the third quarter of 2017 mainly due to higher impairment of assets and increased depreciation. The increase in depreciation was mainly due to production start-up and ramp-up of new fields, partially offset by increased proved reserve estimates and lower depreciation basis due to impairments of assets in previous periods.

Exploration expenses increased by 11 % to USD 727 million in the third quarter of 2017 mainly due to higher impairment of assets, higher exploration activity and more expensive wells being drilled. This was partially offset by a lower portion of capitalised expenditures from earlier years being expensed this quarter.

Net financial items amounted to a loss of USD 150 million in the third quarter of 2017, compared to a loss of USD 76 million in the third quarter of 2016. The negative change of USD 74 million is mainly due to a lower gain on derivatives related to our long-term debt portfolio of USD 71 million in third quarter 2017, compared to a gain of USD 156 million in third quarter 2016.

Income taxes were USD 1,422 million in the third quarter of 2017. The effective tax rate was more than 100%.

In the third quarter of 2016, income taxes were USD 1,088 million and the effective tax rate was more than 100%.

Please refer to note 5 Income tax to the Condensed interim financial statements for information related to income taxes.

Quarters			Change	Condensed income statement under IFRS	First nine months
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3	(unaudited, in USD million)	2017	2016	Change

13,609	14,935	12,106	12%	Total revenues and other income	44,073	33,117	33%

(6,475)	(6,857)	(5,793)	12%	Purchases [net of inventory variation]	(19,798)	(15,215)	30%
(2,216)	(2,210)	(2,453)	(10%)	Operating and administrative expenses	(7,068)	(7,120)	(1%)
(3,096)	(2,312)	(2,466)	26%	Depreciation, amortisation and net impairment losses	(7,352)	(7,289)	1%
(727)	(312)	(656)	11%	Exploration expenses	(1,266)	(1,516)	(16%)

1,095	3,244	737	48%	Net operating income	8,588	1,977	>100%

(150)	44	(76)	(97%)	Net financial items	(312)	580	N/A

944	3,288	661	43%	Income before tax	8,276	2,557	>100%

(1,422)	(1,852)	(1,088)	31%	Income tax	(6,254)	(2,675)	>100%

(478)	1,436	(427)	(12%)	Net income	2,022	(117)	N/A

Net income in the third  quarter of 2017 was negative USD 478 million, further down from negative USD 427 million in the third  quarter of 2016. The decrease was mainly due to higher income taxes, decrease in net financial items explained above partially offset by the increase in net operating income explained above.

Total cash flows were reduced by USD 225 million compared to the third quarter of 2016.

Cash flows provided by operating activities were reduced by USD 885 million compared to the third quarter of 2016. The decrease was mainly due to increased tax payments and changes in working capital offset by increased liquids and gas prices compared to the third quarter of last year.

Cash flows used in investing activities were reduced by USD 1,774 million compared to the third quarter of 2016. The decrease was mainly due to reduced financial investments offset by reduced proceeds from sale of assets.

Cash flows used in financing activities were increased by USD 1,114 million compared to the third quarter of 2016. The increase was mainly due to repayment of finance debt.

First nine months 2017

Net operating income was USD 8,588 million in the first nine months of 2017 compared to USD 1,977 million in the first nine months of 2016. The significant increase was primarily driven by higher prices for both liquids and gas and increased volumes of gas sold. Increased revenues due to a reversal of provisions related to our operations in Angola in the second quarter also added to the increase, partially offset by reduced exploration expenses.

In addition, net operating income in the first nine months of 2017 was positively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 504 million. Net operating income was negatively impacted by net impairment charges of USD 511 million, heavily influenced by an impairment of an unconventional onshore asset in North America in the third quarter (see note 2 and 6 to the Condensed interim financial statements), and losses from sale of assets of USD 388 million.

In the first nine months of 2016, net operating income was negatively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 333 million and net impairment charges of USD 20 million. Gain on sale of assets of USD 151 million mainly related to the divestment of the Edvard Grieg field had a positive impact on net operating income in the first nine months of 2016.

Operating and administrative expenses decreased by 1% to USD 7,068 million in the first nine months of 2017 mainly due to portfolio changes, reduced provisions for future asset retirement costs and lower idle rig costs. The decreases were partially offset by higher expenses related new fields coming on stream.

Depreciation, amortisation and net impairment losses increased by 1% to USD 7,352 million in the first nine months of 2017, due to higher net impairments in 2017, compared to net impairment reversals in 2016. The increase was partially offset by lower depreciation due to net increase in proved reserves estimates on several fields and lower depreciation basis due to impairments of assets in previous periods, partially offset by increased depreciation from start-up and ramp-up of new fields.

Exploration expenses decreased by 16% to USD 1,266 million in the first nine months of 2017, primarily due to a lower portion of expenditures capitalised in previous years being expensed in the first nine months of 2017 compared to the same period in 2016. Exploration activity was higher in the first nine months of 2017, however, as the wells drilled in the first nine months of 2017 were less expensive, exploration expenditures were also lower and were only partially offset by a lower capitalisation rate. The decrease in exploration was partially offset by higher impairments in 2017.

Net financial items  amounted to a loss of USD 312 million in the first nine months of 2017, compared to a gain of USD 580 million in the first nine months of 2016. The negative change of USD 892 million is mainly due to loss on derivatives related to our long-term debt portfolio of USD 134 million in the first nine months of 2017, compared to a gain of USD 1,142 million in the first nine month of 2016.  This was partially offset by reversal of interest expense of USD 319 million in 2017 previously provided for, due to resolved dispute related to Statoil’s participation offshore Angola for the years 2002 to 2016.

Income taxes were USD 6,254 million in the first nine months of 2017, and the effective tax rate was 75,6%. Income taxes in the first nine months of 2016 were USD 2,675 million, and the effective tax rate was more than 100%.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Net income  in first nine months of 2017 was USD 2,022 million compared to negative USD 117 million in the first nine months of 2016. The increase was mainly due to the increase in net operating income explained above, partially offset by higher income taxes and the negative change in net financial items explained above.

Total cash flows increased by USD 1,562 million compared to the first nine months of 2016.

Cash flows provided by operating activities were increased by USD 5,697 million compared to the first nine months of 2016. The increase was mainly due to increased liquids and gas prices and a reduction in working capital in the current period compared to the first nine months last year.

Cash flows used in investing activities were increased by USD 2,027 million compared to the first nine months of 2016. The increase was mainly due to increased financial investments partially offset by lower capital expenditures.

Cash flows used in financing activities were increased by USD 2,108 million compared to the first nine months of 2016. The increase was mainly due to repayment of finance debt and decreased cash flow from collateral related to derivatives, partially offset by decreased cash dividend due to the scrip programme.

OUTLOOK

•       Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around
USD 1.3 billion for 2017, excluding signature bonuses

•       Statoil expects to achieve an additional USD 1 billion in efficiency improvements in 2017, with a total of USD 4.2 billion for 2017

•       Statoil’s ambition is to keep the unit of production cost in the top quartile of its peer group

•       For the period 2016 – 2020, organic production growth [7] is expected to come from new projects resulting in around
3% CAGR (Compound Annual Growth Rate)

•       The organic production [7] for 2017 is estimated to be around 6% above the 2016 level

•       Scheduled maintenance activity is estimated to reduce quarterly production by approximately 25 mboe per day in the fourth quarter of 2017. In total, maintenance is estimated to reduce equity production by around 30 mboe per day for the full fiscal year 2017

•       Indicative effects from Production Sharing Agreement (PSA) [4] and US royalties [4] in 2017 are estimated to be around 150 mboe per day based on an oil price of USD 40 per barrel and 165 mboe per day based on an oil price of USD 70 per barrel

•       Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

EXPLORATION & PRODUCTION NORWAY

Third quarter 2017 review

Average daily production of liquids and gas increased by 27% to 1,316 mboe per day in the third quarter of 2017 compared to 1,034 mboe/d in the third quarter of 2016. The increase was mainly due to higher gas off-take at Troll and Oseberg, less turnaround activity, higher operational performance and ramp-up of new fields. Natural decline partially offset the increase.

Net operating income for Exploration & Production Norway (E&P Norway) was USD 2,060 million in the third quarter of 2017 compared to USD 1,060 million in the third quarter of 2016. The increase was mainly due to increase in the gas price, gas volumes and liquids prices.

In the third quarter of 2017, net impairment reversal of USD 204 million positively impacted net operating income, partially offset by a reduction in the fair value of derivatives of USD 151 million. In the third quarter of 2016, an increase in the fair value of derivatives of USD 86 million positively impacted net operating income.

Operating and administrative expenses increased primarily due to a change in principle for internal allocation of gas transportation costs between E&P Norway and MMP and an estimate change for Gassled removal cost. This was partially offset by reduced operating costs.

Depreciation, amortisation and net impairment losses increased mainly due higher depreciation caused by net increase in production, ramp-up of new fields and the NOK/USD exchange rate development, partially offset by net increase in proved reserves.  The increase was partially offset by net impairment reversal in the third quarter of 2017.

Exploration expenses increased mainly due to higher drilling activity.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3	(in USD million)	2017	2016	Change

4,054	3,861	2,882	41%	Total revenues and other income	12,610	9,449	33%

(747)	(701)	(692)	8%	Operating and administrative expenses	(2,174)	(2,022)	8%
(1,148)	(1,090)	(1,077)	7%	Depreciation, amortisation and net impairment losses	(2,897)	(3,521)	(18%)
(98)	(97)	(53)	85%	Exploration expenses	(265)	(248)	7%

2,060	1,973	1,060	94%	Net operating income	7,274	3,659	99%

First nine months 2017

Net operating income for E&P Norway was USD 7,274 million in the first nine months of 2017 compared to USD 3,659 million in the first nine months of 2016. The increase was primarily driven by increased liquids and gas prices.

Net impairment reversals of USD 637 million positively impacted net operating income in the first nine months of 2017. In the first nine months of 2016, changes in fair value of derivatives of USD 141 million and gain on sale of assets of USD 114 million positively impacted net operating income.

Total revenues and other income increased in the first nine months of 2017 compared to the first nine months of 2016, primarily driven by the increase in liquids prices and gas prices and volume.

Operating and administrative expenses  increased mainly due to a change in the internal allocation of gas transportation costs between E&P Norway and MMP. The change in the internal allocation also increased the revenues due to a higher transfer price. The increase in operating and administrative expenses was partially offset by reduction in operating costs.

Depreciation, amortisation and net impairment losses decreased mainly due to net impairment reversal in the first nine months of 2017. Depreciation decreased due to net increase in proved reserves and net impairment reversals partially offset by ramp-up of new fields.

Exploration expenses  increased slightly due to higher activity level.

EXPLORATION & PRODUCTION INTERNATIONAL

Third quarter 2017 review

Average equity production of liquids and gas decreased by 5% to 729 mboe per day in the third quarter of 2017 compared to the third quarter of 2016. The decrease was driven by the divestment of the Canadian oil sands activities, expected natural decline on several fields, higher negative impact of planned turnarounds and the reclassification of the heavy oil project Petrocedeño, see note 2 Segments. This was partially offset by additional wells on several fields, including Marcellus, Bakken and Tahiti.

Average daily entitlement production of liquids and gas decreased by 8% to 567 mboe per day in the third quarter of 2017 compared to the third quarter of 2016. The decrease was due to lower equity production and negative effects from production sharing agreements (PSA) [4] and US royalties. The effects from PSA and US royalties were 162 mboe per day in the third quarter of 2017 compared to 154 mboe per day in the third quarter of 2016.

Net operating income for Exploration & Production International (E&P International) was negative USD 1,017 million in the third quarter of 2017 compared to negative USD 430 million in the third quarter of 2016. The negative development was mainly due to net impairments of USD 1,034 million in the third quarter of 2017, mainly related to an impairment of an unconventional onshore asset in North America of USD 856 million, triggered by lower than expected production (see note 2 and 6 to the Condensed interim financial statements). Lower entitlement production added to the decrease in net operating income. In the third quarter of 2016, net operating income was positively impacted by net reversal of impairments of USD 241 million. In addition, net operating income in the third quarter of 2017 was positively impacted by higher realised oil and gas prices as well as lower exploration activity and lower depreciation expenses.

Operating and administrative expenses decreased, mainly due to portfolio changes and reduced provisions for future asset retirement costs. The decreases were partially offset by increases in operating costs and transportation and royalty expenses on various fields.

Depreciation, amortisation and net impairment losses increased mainly due to increased net impairment losses in the third quarter of 2017. Depreciation decreased primarily due to higher reserves estimates, in addition to effects from impairments and decreased production.

Exploration expenses increased due to net impairments of acquisition costs and higher exploration activity, partially offset by a lower portion of capitalised expenditures from earlier years being expensed this quarter.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3	(in USD million)	2017	2016	Change

2,033	2,744	1,901	7%	Total revenues and other income	6,944	4,683	48%

(2)	(1)	(0)	>100%	Purchases [net of inventory variation]	(7)	(6)	30%
(564)	(638)	(732)	(23%)	Operating and administrative expenses	(2,184)	(1,999)	9%
(1,854)	(1,126)	(995)	86%	Depreciation, amortisation and net impairment losses	(4,164)	(3,152)	32%
(630)	(215)	(603)	4%	Exploration expenses	(1,002)	(1,268)	(21%)

(1,017)	764	(430)	>(100%)	Net operating income	(413)	(1,742)	76%

First nine months 2017

Net operating income for E&P International was negative USD 413 million in the first nine months of 2017 compared to negative USD 1,742 million in the first nine months of 2016. The improvement was mainly due to higher oil and gas prices and increased revenues due to reversal of provisions related to our operations in Angola in the second quarter (see note 8 Provisions, commitments, contingent liabilities and contingent assets). Lower exploration expenses also contributed to the improvement.

In the first nine months of 2017, net operating income was negatively impacted by net impairments of USD 1,147 million, mainly related to an impairment of an unconventional onshore asset in North America in the third quarter of 2017 (see note 2 and 6 to the Condensed interim financial statements), and by losses from sale of assets of USD 386 million. In the first nine months of 2016, net operating income was positively impacted by net reversal of impairments of USD 280 million.

Total revenues and other income increased mainly due to higher realised oil and gas prices and reversal of provisions related to Angola of USD 754 million.

Operating and administrative expenses  increased primarily due to higher royalties and transportation expenses partially offset by portfolio changes and reduced provisions for future asset retirement costs.

Depreciation, amortisation and net impairment losses increased due to higher net impairment of assets in the first nine months of 2017, compared to net impairment reversal in same period in 2016. Depreciation decreased driven primarily by higher reserves estimates, partially offset by increases caused by production ramp-up from new fields.

Exploration expenses  decreased in the first nine months of 2017 mainly due to a lower portion of capitalised expenditures from earlier years being expensed this year partially offset by higher impairments.

MARKETING, MIDSTREAM & PROCESSING

Third quarter 2017 review

Natural gas sales volumes amounted to 14.0 billion standard cubic meters (bcm) in the third quarter of 2017, up 33% compared to the third quarter of 2016. The increase was due to higher Statoil entitlement production mainly on the Norwegian continental shelf. Entitlement gas was 12.7 bcm in the third quarter of 2017 compared to 8.7 bcm in the third quarter of 2016, partially offset by lower third party gas.

Average invoiced European natural gas sales price [8] increased by 8% in the third quarter of 2017 compared to the third quarter of 2016. Average invoiced North American piped gas sales price [8] increased by 11%, mainly due to a general increase in Henry Hub prices.

Net operating income for Marketing, Midstream and Processing (MMP) was USD 178 million compared to USD 76 million in the third quarter of 2016. The increase was mainly due to higher earnings from processing due to high regularity and solid margins. This was partially offset by a negative price review arbitration award and negative result on gas marketing.

In the third quarter of 2017, changes in fair value of derivatives and periodisation of inventory hedging effect with a combined effect of USD 352 million negatively impacted net operating income. In the third quarter of 2016, net operating income was negatively impacted by impairment charges of USD 294 million related to a refinery asset.

Purchases [net of inventory variation] increased due to increased prices for liquids and gas.

Operating and administrative expenses decreased compared to third quarter of 2016 mainly due to a change in the internal allocation of gas transportation costs between MMP and E&P Norway.

Depreciation, amortisation and net impairment charges decreased in third quarter 2017 compared to third quarter 2016 due to negative impact by impairment charges of USD 294 million related to a refinery asset in the third quarter of 2016.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3	(in USD million)	2017	2016	Change

13,464	13,801	11,670	15%	Total revenues and other income	42,327	32,190	31%

(12,260)	(12,371)	(10,147)	21%	Purchases [net of inventory variation] [6]	(37,378)	(28,102)	33%
(950)	(918)	(1,079)	(12%)	Operating and administrative expenses	(2,831)	(3,205)	(12%)
(75)	(70)	(368)	(80%)	Depreciation, amortisation and net impairment losses	(218)	(523)	(58%)

178	443	76	>100%	Net operating income	1,900	359	>100%

First nine months 2017

Net operating income for MMP was USD 1,900 million in the first nine months of 2017 compared to USD 359 million in the first nine months of 2016. The increase was mainly due to a positive effect from changes in fair value of derivatives and periodisation of inventory hedging effect, totalling USD 641 million in the first nine months of 2017. Net operating income in the first nine months of 2016 was negatively impacted by changes in fair value of derivatives and market value of storage and hedging effect totalling USD 474 million, in addition to an impairment of a refinery asset of USD 294 million.

Total revenues and other income increased primarily driven by higher liquids prices, positive impact from changes in fair value of derivatives and periodisation of inventory hedging affect this. Total revenues in the first nine months of 2016 was negatively impacted by changes in fair value of derivatives.

Purchases [net of inventory variation] increased mainly due to increased prices for liquids products.

Operating and administrative expenses  decreased mainly due to a change in the internal allocation of gas transportation cost between MMP and DPN.

Depreciation, amortisation and net impairment losses decreased due to an impairment of a refinery asset during the first nine months of 2016.

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2017

CONSOLIDATED STATEMENT OF INCOME

Quarters				First nine months		Full year
Q3 2017	Q2 2017	Q3 2016	(unaudited, in USD million)	2017	2016	2016

13,531	14,862	12,092	Revenues	43,861	32,992	45,688
68	66	(36)	Net income from equity accounted investments	191	(62)	(119)
11	7	51	Other income	20	186	304

13,609	14,935	12,106	Total revenues and other income	44,073	33,117	45,873

(6,475)	(6,857)	(5,793)	Purchases [net of inventory variation]	(19,798)	(15,215)	(21,505)
(2,028)	(2,046)	(2,319)	Operating expenses	(6,493)	(6,586)	(9,025)
(188)	(163)	(135)	Selling, general and administrative expenses	(575)	(534)	(762)
(3,096)	(2,312)	(2,466)	Depreciation, amortisation and net impairment losses	(7,352)	(7,289)	(11,550)
(727)	(312)	(656)	Exploration expenses	(1,266)	(1,516)	(2,952)

1,095	3,244	737	Net operating income	8,588	1,977	80

(150)	44	(76)	Net financial items	(312)	580	(258)

944	3,288	661	Income before tax	8,276	2,557	(178)

(1,422)	(1,852)	(1,088)	Income tax	(6,254)	(2,675)	(2,724)

(478)	1,436	(427)	Net income	2,022	(117)	(2,902)

(480)	1,433	(432)	Attributable to equity holders of the company	2,015	(132)	(2,922)
3	3	5	Attributable to non-controlling interests	7	14	20

(0.15)	0.44	(0.14)	Basic earnings per share (in USD)	0.62	(0.04)	(0.91)
(0.15)	0.44	(0.14)	Diluted earnings per share (in USD)	0.62	(0.04)	(0.91)
3,279	3,238	3,199	Weighted average number of ordinary shares outstanding (in millions)	3,258	3,187	3,195

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First nine months		Full year
Q3 2017	Q2 2017	Q3 2016	(unaudited, in USD million)	2017	2016	2016

(478)	1,436	(427)	Net income	2,022	(117)	(2,902)

(111)	(38)	(24)	Actuarial gains (losses) on defined benefit pension plans	(72)	(209)	(503)
32	11	7	Income tax effect on income and expenses recognised in OCI	24	58	129
(79)	(27)	(17)	Items that will not be reclassified to the Consolidated statement of income	(49)	(151)	(374)

1,275	667	695	Currency translation adjustments	2,379	1,569	17
0	(39)	0	Net gains (losses) from available for sale financial assets	(48)	(0)	(0)
(4)	(9)	0	Share of OCI from equity accounted investments	(13)	0	0
1,271	619	695	Items that may be subsequently reclassified to the Consolidated statement of income	2,317	1,569	17

1,191	592	678	Other comprehensive income	2,269	1,418	(357)

714	2,028	252	Total comprehensive income	4,291	1,301	(3,259)

711	2,025	247	Attributable to the equity holders of the company	4,284	1,286	(3,279)
3	3	5	Attributable to non-controlling interests	7	14	20

CONSOLIDATED BALANCE SHEET

	At 30 September	At 30 June	At 31 December	At 30 September
(unaudited, in USD million)	2017	2017	2016	2016

ASSETS
Property, plant and equipment	62,334	61,616	59,556	66,409
Intangible assets	8,999	9,271	9,243	8,406
Equity accounted investments	2,426	2,230	2,245	2,082
Deferred tax assets	2,341	2,245	2,195	1,658
Pension assets	957	921	839	1,285
Derivative financial instruments	1,931	1,829	1,819	3,723
Financial investments	2,946	2,768	2,344	2,488
Prepayments and financial receivables	893	890	893	985

Total non-current assets	82,827	81,769	79,133	87,035

Inventories	2,951	2,882	3,227	2,966
Trade and other receivables	7,218	6,991	7,839	5,986
Derivative financial instruments	202	271	492	350
Financial investments	11,581	13,500	8,211	9,212
Cash and cash equivalents	6,336	5,083	5,090	8,038

Total current assets	28,289	28,727	24,859	26,553

Assets classified as held for sale	0	0	537	0

Total assets	111,116	110,496	104,530	113,587

EQUITY AND LIABILITIES
Shareholders' equity	38,204	37,882	35,072	40,050
Non-controlling interests	28	29	27	36

Total equity	38,233	37,911	35,099	40,086

Finance debt	27,041	26,669	27,999	28,603
Deferred tax liabilities	7,979	7,619	6,427	7,784
Pension liabilities	3,725	3,526	3,380	3,405
Provisions	14,790	14,295	13,406	15,289
Derivative financial instruments	934	1,114	1,420	1,138

Total non-current liabilities	54,468	53,224	52,633	56,220

Trade, other payables and provisions	8,818	8,442	9,665	9,457
Current tax payable	4,352	4,253	2,184	2,256
Finance debt	4,214	5,508	3,674	4,659
Dividends payable	725	721	712	708
Derivative financial instruments	307	436	508	202

Total current liabilities	18,416	19,361	16,743	17,282

Liabilities directly associated with the assets classified as held for sale	0	0	54	0

Total liabilities	72,884	72,585	69,430	73,502

Total equity and liabilities	111,116	110,496	104,530	113,587

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2015	1,139	5,720	38,693	(5,281)	(0)	0	40,271	36	40,307
Net income for the period			(132)				(132)	14	(117)
Other comprehensive income			(151)	1,569	(0)	0	1,418		1,418
Total comprehensive income									1,301
Dividends	12	593	(2,111)				(1,507)		(1,507)
Other equity transactions		0	(1)				(0)	(15)	(15)

At 30 September 2016	1,151	6,313	36,298	(3,712)	(0)	0	40,050	36	40,086

At 31 December 2016	1,156	6,607	32,573	(5,264)	(0)	0	35,072	27	35,099
Net income for the period			2,015				2,015	7	2,022
Other comprehensive income			(49)	2,379 2)	(48)	(13)	2,269		2,269
Total comprehensive income									4,291
Dividends1)	18	999	(2,164)				(1,146)		(1,146)
Other equity transactions		(6)	0				(6)	(5)	(11)

At 30 September 2017	1,174	7,601	32,376	(2,886)	(48)	(13)	38,204	28	38,233

1)     For more information, see note 7 Dividends.

2)     Currency translation adjustments year to date includes USD 294 million directly associated with the sale of interest in Kai Kos Dehseh (KKD) oil sands project. See note 3 Acquisitions and disposals.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				First nine months		Full year
Q3 2017	Q2 2017	Q3 2016	(unaudited, in USD million)	2017	2016	2016

944	3,288	661	Income before tax	8,276	2,557	(178)

3,096	2,312	2,466	Depreciation, amortisation and net impairment losses	7,352	7,289	11,550
361	94	400	Exploration expenditures written off	493	732	1,800
(337)	(129)	(209)	(Gains) losses on foreign currency transactions and balances	(544)	(666)	(137)
3	13	38	(Gains) losses on sales of assets and businesses	399	(81)	(110)
472	(779)	454	(Increase) decrease in other items related to operating activities1) 3)	(329)	1,279	1,076
(343)	(167)	(284)	(Increase) decrease in net derivative financial instruments1)	(511)	(1,043)	1,307
75	72	66	Interest received	217	220	280
(131)	(139)	(112)	Interest paid	(404)	(396)	(548)

4,141	4,565	3,480	Cash flows provided by operating activities before taxes paid and working capital items	14,949	9,892	15,040

(1,577)	(1,119)	(697)	Taxes paid	(3,304)	(3,038)	(4,386)

209	516	875	(Increase) decrease in working capital1)	1,059	153	(1,620)

2,773	3,962	3,658	Cash flows provided by operating activities	12,704	7,007	9,034

(2,634)	(2,346)	(2,656)	Capital expenditures and investments	(7,357)	(8,372)	(12,191)
2,231	(3,005)	113	(Increase) decrease in financial investments	(2,619)	320	877
17	19	(89)	(Increase) decrease in other items interest bearing	36	24	107
25	74	497	Proceeds from sale of assets and businesses	403	517	761

(361)	(5,258)	(2,135)	Cash flows used in investing activities	(9,538)	(7,511)	(10,446)

(0)	(0)	(1)	New finance debt	(0)	(1)	1,322
(1,257)	(5)	(8)	Repayment of finance debt	(1,268)	(179)	(1,072)
(390)	(728)	(404)	Dividend paid	(1,118)	(1,505)	(1,876)
243	(226)	124	Net current finance debt and other	(17)	1,390	(333)

(1,403)	(960)	(289)	Cash flows provided by (used in) financing activities	(2,403)	(295)	(1,959)

1,009	(2,256)	1,234	Net increase (decrease) in cash and cash equivalents	764	(799)	(3,371)

237	211	35	Effect of exchange rate changes on cash and cash equivalents	476	200	(152)
5,083	7,128	6,746	Cash and cash equivalents at the beginning of the period (net of overdraft)	5,090	8,613	8,613

6,330	5,083	8,014	Cash and cash equivalents at the end of the period (net of overdraft)2)	6,330	8,014	5,090

1)     (Increase) decrease in items under operating activities include currency effects.

2)     At 30 September 2017, net overdrafts were USD 6 million. At 31 December 2016, net overdrafts were zero and at 30 September 2016 cash and cash equivalents included a net overdraft of USD 24 million.

3)     The reversal of the provision related to profit oil and interest expense relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1,073 million in the second quarter of 2017 has no cash effect and is excluded from Cash flow provided by operating activity. Reference is made to Note 8 Provisions, commitments, contingent liabilities and contingent assets for more information.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the three month and nine month periods ended 30 September 2017 were authorised for issue by the board of directors on 25 October 2017.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Statoil`s Consolidated annual financial statements for 2016.

With effect from 1 January 2017, Statoil presents net interest costs related to its defined benefit pension plans within Net financial items. These expenses were previously included in the Consolidated statement of income as part of pension cost within net operating income. The policy change better aligns the classification of the interest costs with their nature, as the benefit plan is closed to new members and now increasingly represents a financial exposure to Statoil. The change in presentation also impacts the gain or loss from changes in the fair value of Statoil’s notional contribution pension plans. The impact on the net operating income at implementation and for comparative periods presented in these Condensed interim financial statements is immaterial, and prior periods’ figures have consequently not been restated.

There have been no other changes to significant accounting policies in the first three quarters of 2017 compared to the Consolidated annual financial statements for 2016.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil’s operations are managed through the following operating segments: Development & Production Norway (DPN), Development & Production USA (DPUSA), Development & Production International (DPI), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

Statoil reports its MMP operating business through the reporting segment which corresponds to the operating segment for MMP. The operating segment DPN is reported through the reporting segment entitled Exploration & Production Norway (E&P Norway), previously named Development and Production Norway. The operating segments DPUSA and DPI are aggregated into one reporting segment, Exploration & Production International (E&P International), previously named Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions constituting our “Other” reporting segment.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter of 2017 and 2016 is presented below. The reported measure of segment profit is net operating income.  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Third quarter 2017	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	(129)	213	13,440	17	0	13,542
Revenues inter-segment	4,141	1,810	11	0	(5,961)	0
Net income from equity accounted investments	42	10	13	3	0	68

Total revenues and other income	4,054	2,033	13,464	20	(5,961)	13,609

Purchases [net of inventory variation]	1	(2)	(12,260)	(0)	5,787	(6,475)
Operating and SG&A expenses	(747)	(564)	(950)	(61)	108	(2,216)
Depreciation, amortisation and net impairment losses	(1,148)	(1,854)	(75)	(20)	0	(3,096)
Exploration expenses	(98)	(630)	0	0	0	(727)

Net operating income	2,060	(1,017)	178	(60)	(67)	1,095

Additions to PP&E, intangibles and equity accounted investments	1,099	871	72	162	0	2,204

Third quarter 2016	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	102	376	11,651	13	0	12,143
Revenues inter-segment	2,783	1,564	9	0	(4,356)	0
Net income from equity accounted investments	(3)	(39)	10	(4)	0	(36)

Total revenues and other income	2,882	1,901	11,670	10	(4,356)	12,106

Purchases [net of inventory variation]	0	(0)	(10,147)	(0)	4,354	(5,793)
Operating and SG&A expenses	(692)	(732)	(1,079)	(56)	105	(2,453)
Depreciation, amortisation and net impairment losses	(1,077)	(995)	(368)	(26)	0	(2,466)
Exploration expenses	(53)	(603)	0	0	(0)	(656)

Net operating income	1,060	(430)	76	(72)	103	737

Additions to PP&E, intangibles and equity accounted investments	1,393	1,125	136	71	0	2,723

First nine months 2017	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	(55)	1,649	42,247	41	0	43,882
Revenues inter-segment	12,522	5,279	44	1	(17,846)	0
Net income from equity accounted investments	142	17	36	(4)	0	191

Total revenues and other income	12,610	6,944	42,327	37	(17,846)	44,073

Purchases [net of inventory variation]	1	(7)	(37,378)	(0)	17,586	(19,798)
Operating and SG&A expenses	(2,174)	(2,184)	(2,831)	(184)	306	(7,068)
Depreciation, amortisation and net impairment losses	(2,897)	(4,164)	(218)	(73)	0	(7,352)
Exploration expenses	(265)	(1,002)	0	0	0	(1,266)

Net operating income	7,274	(413)	1,900	(219)	46	8,588

Additions to PP&E, intangibles and equity accounted investments	3,706	2,823	217	320	0	7,067

Balance sheet information
Equity accounted investments	1,182	233	130	882	0	2,426
Non-current segment assets	31,159	35,067	4,731	376	0	71,333
Non-current assets, not allocated to segments						9,068

Total non-current assets						82,827

First nine months 2016	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	322	673	32,134	49	0	33,179
Revenues inter-segment	9,130	4,089	23	1	(13,243)	(0)
Net income from equity accounted investments	(3)	(79)	33	(12)	0	(62)

Total revenues and other income	9,449	4,683	32,190	37	(13,243)	33,117

Purchases [net of inventory variation]	0	(6)	(28,102)	(0)	12,893	(15,215)
Operating and SG&A expenses	(2,022)	(1,999)	(3,205)	(207)	314	(7,120)
Depreciation, amortisation and net impairment losses	(3,521)	(3,152)	(523)	(92)	(0)	(7,289)
Exploration expenses	(248)	(1,268)	0	0	0	(1,516)

Net operating income	3,659	(1,742)	359	(262)	(36)	1,977

Additions to PP&E, intangibles and equity accounted investments	5,368	3,221	414	380	0	9,382

Balance sheet information
Equity accounted investments	1,201	404	129	348	0	2,082
Non-current segment assets	31,929	37,964	4,319	603	0	74,815
Non-current assets, not allocated to segments						10,138

Total non-current assets						87,035

In the third quarter of 2017, Statoil recognised net impairment losses of USD 830 million. An unconventional onshore asset in North America was impaired by USD 856 million, of which USD 191 million is classified as exploration expenses. The trigger for the impairment is changes in the operational plan following lower than expected production and a significant reduction in expected reserves. To establish the recoverable amount, assessed to be the fair value less cost of disposal, Statoil made use of an independent third-party valuation expert as part of the determination. Statoil considered both discounted cash flow calculations and comparable market multiples when determining the fair value less cost of disposal. In addition to the change in operational plan, the recoverable amount reflects, among other factors, worsening market sentiment around the shale play associated with the impaired asset and a somewhat reduced commodity price outlook.

In the E&P Norway segment a net impairment reversal of USD 204 related to one reversal of USD 392 million and one impairment of USD 188 million, both related to changed expected reserve estimates.

In the first quarter of 2017, Statoil recognised an impairment reversal of USD 439 million in the E&P Norway segment related to reduced cost estimates of a Norwegian continental shelf development asset. In addition, a loss of USD 351 million was recognised on the divestment of the
Kai Kos Dehseh (KKD) oil sands project in the E&P International segment.

See note 6 Property, plant and equipment and intangible assets for further information on impairments.

In the third quarter of 2017 the Azeri-Chirag-Deepwater Gunashli (ACG) Production Sharing Agreement was amended and restated. The agreement has been extended by 25 years and will be effective until the end of 2049. The agreement is subject to ratification by the Parliament (Milli Majlis) of the Republic of Azerbaijan. As part of the new agreement, Statoil’s participating interest will be adjusted to 7.27% down from 8.56%. The international partners will make a total payment of USD 3.6 billion to the State Oil Fund of the Republic of Azerbaijan, Statoil's share will be approximately USD 349 million.

See note 3 Acquisitions and disposals for information on transactions impacting the E&P International segment.

In the third quarter of 2017 the E&P International segment, revenues were impacted by a release of a provision of USD 754 million.

See note 8 Provisions, commitments, contingent liabilities and contingent assets.

As of 30 June 2017, the 9.67% ownership share in the heavy oil project Petrocedeño in Venezuela in the E&P International segment was reclassified from an equity accounted investment to a non-current financial investment. Change in classification had no significant impact on the Consolidated statement of income, but Statoil has as of this date stopped including production and reserves from Petrocedeño in financial reporting.

Revenues by geographic areas

When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the first nine months of 2017, Norway constitutes 73% and the US constitutes 17%.

Non-current assets by country

	At 30 September	At 30 June	At 31 December	At 30 September
(in USD million)	2017	2017	2016	2016

Norway	35,114	33,575	31,484	35,470
US	17,606	18,440	18,223	19,671
Brazil	5,166	5,242	5,308	3,430
UK	4,028	3,660	3,108	3,047
Angola	2,956	3,323	3,884	4,728
Canada	1,701	1,623	1,494	2,495
Azerbaijan	1,283	1,304	1,326	1,354
Algeria	1,197	1,244	1,344	1,362
Other countries	4,707	4,706	4,873	5,341

Total non-current assets1)	73,759	73,116	71,043	76,897

1)     Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Sale of interest in Kai Kos Dehseh

In the first quarter of 2017 Statoil closed an agreement, entered in December 2016, with Athabasca Oil Corporation to divest its 100% interest in Kai Kos Dehseh (KKD) oil sands. The total consideration consisted of cash consideration of CAD 431 million (USD 328 million), 100 million common shares in Athabasca Oil Corporation (which is accounted for as an available for sale financial investment) and a series of contingent payments. The shares and the contingent consideration were measured at a combined fair value of CAD 185 million (USD 142 million) on the closing date. A loss on the transaction of USD 351 million has been recognised as operating expense and includes a reclassification of accumulated foreign exchange losses, previously recognised in other comprehensive income. The transaction was closed on 31 January 2017, and is reflected in the Exploration & Production International (E&P International) segment.

Acquisition of additional 10% in Brazilian licence BM-S-8

In the third quarter of 2017 Statoil ASA signed an agreement with Queiroz Galvão Exploração e Produção (“QGEP”) to acquire QGEP’s 10% interest in the BM-S-8 licence in Brazil’s Santos basin for the maximum cash consideration of USD 379 million. Half of the total consideration will be paid upon closing of the transaction, with the remainder being paid when certain conditions have been met. Closing is subject to customary conditions, including partner and government approval. The acquisition will be accounted for in the E&P international segment at the time of closing. The additional 10% equity will increase Statoil’s operated interest in the licence from 66% to 76%.

4 Financial items

Quarters				First nine months		Full year
Q3 2017	Q2 2017	Q3 2016	(in USD million)	2017	2016	2016

(51)	(21)	(66)	Net foreign exchange gains (losses)	14	(131)	(120)
109	85	81	Interest income and other financial items	375	329	436
71	(88)	156	Derivative financial instruments gains (losses)	(134)	1,142	470
(278)	68 1)	(247)	Interest and other finance expenses	(567)1)	(760)	(1,043)

(150)	44	(76)	Net financial items	(312)	580	(258)

1)       Includes an income of USD 319 million related to a release of a provision. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

Statoil has a US Commercial paper programme available with a limit of USD 5 billion of which USD 299 million has been utilised as of
30 September 2017.

5 Income tax

Quarters				First nine months		Full year
Q3 2017	Q2 2017	Q3 2016	(in USD million)	2017	2016	2016

944	3,288	661	Income before tax	8,276	2,557	(178)
(1,422)	(1,852)	(1,088)	Income tax	(6,254)	(2,675)	(2,724)
>100%	56.3%	>100%	Equivalent to a tax rate of	75.6%	>100%	>(100%)

The tax rate for the third quarter of 2017 and for the first nine months of 2017 was primarily influenced by losses including impairments recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by low tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction.

The tax rate for the first nine months of 2017 was also influenced by the agreement with the Angolan Ministry of Finance related to Statoil’s participation in several blocks offshore Angola.

The tax rate for the third quarter of 2016 and for the first nine months of 2016 was primarily influenced by losses recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by low tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction.

The tax rate for the first nine months of 2016 was also influenced by the tax exempted sale of interest in the Edvard Grieg field, and currency effects in entities that are taxable in other currency than the functional currency. In addition the rate for the first nine months of 2016 was influenced by a write off of deferred tax assets within Exploration & Production International (E&P International) segment, due to uncertainty related to future taxable income.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2016	59,556	9,243
Additions	7,039	280
Transfers	120	(120)
Disposals	(51)	(10)
Expensed exploration expenditures and impairment losses	-	(493)
Depreciation, amortisation and net impairment losses	(7,343)	(9)
Effect of foreign currency translation adjustments	3,013	107

Balance at 30 September2017	62,334	8,999

Impairments/reversal of impairments

For information on impairment losses and reversals per reporting segment see note 2 Segments.

First nine months 2017	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	86	191	277
Acquisition costs related to oil and gas prospects	-	233	233

Total net impairment losses (reversals) recognised	86	425	510

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amount of the impaired unconventional onshore asset in North America in the third quarter (see note 2 Segments) was its estimated fair value less cost of disposal. The primary basis for arriving at this estimate was the use of discounted cash flow calculations which is a level 3 valuation as defined in IFRS 13. The key assumptions used in the discounted cash flow calculations were future commodity prices, the expected operational plan and ultimate recovery rate as well as the discount rates used. The price assumptions used were based on 3 years observable forward prices and maintaining flat real price assumptions thereafter. The discount rate used was 7-9% for proved properties and 12-14% for unproved properties in nominal terms after tax with an additional risking for certain elements.

The carrying amount of (previously) impaired unconventional onshore assets in North America after impairments is USD 5,457 million, compared to USD 6,183 million as of 31 December 2016 [1].

The recoverable amount of other assets tested for impairment was based on Value in Use (VIU) estimates or discounted cash flows on the basis of internal forecasts on costs, production profiles and commodity prices. The price assumptions used for impairment calculations in third quarter of 2017 were as follows (prices used in the fourth quarter of 2016 impairment calculations for the respective years are indicated in brackets):

Year (Prices in real terms)	2017		2020		2025		2030

Brent Blend – USD/bbl	52	(55)	66	(75)	77	(78)	80	(80)
NBP - USD/mmbtu	5.5	(6.0)	6.0	(6.0)	8.0	(8.0)	8.0	(8.0)
Henry Hub – USD/mmbtu	3.0	(3.4)	3.6	(4.0)	4.0	(4.0)	4.0	(4.0)

7 Dividends

In May 2016, Statoil’s general assembly approved the introduction of a two-year scrip dividend programme, commencing from the fourth quarter 2015. In May 2017, Statoil’s general assembly approved the continuation of the two-year scrip programme through the third quarter 2017. As part of the scrip dividend programme, eligible shareholders and holders of American Depositary Receipts (ADR) can elect to receive their dividend in the form of new ordinary Statoil shares and ADR holders in the form of American Depositary Shares (ADS). The subscription price for the dividend shares will have a discount compared to the volume-weighted average price on Oslo Børs (OSE) of the last two trading days of the subscription period for each quarter. For all dividends approved from the fourth quarter of 2015 to second quarter 2017, the discount has been set at 5%.

A dividend of USD 0.2201 has been approved for both the third and fourth quarter of 2016 and for the first and second quarter of 2017. Dividends for third and fourth quarter 2016 were paid in the second quarter of 2017. Dividend for the first quarter 2017 was paid in the third quarter of 2017. For the second quarter dividend, the Statoil share will trade ex-dividend 1 November on Oslo Børs and on New York Stock Exchange. Record date will be 2 November and payment date will be around 15 December 2017.

On October 25, the board of directors resolved to declare a dividend for the third quarter of 2017 of USD 0.2201 per share, with a discount of 5% on new shares issued through the scrip dividend programme. The Statoil share will trade ex-dividend 8 February 2018 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 9 February 2018 and payment date will be around 23 March 2018.

Dividends

		First nine months		Full year
	Q3 2017	2017	Q3 2016	2016

Dividends paid in cash (in USD million)	390	1,118	404	1,876
USD per share or ADS	0.2201	0.6603	0.2201	0.8804
NOK per share	1.7494	5.4662	1.8255	7.3364

Scrip dividends (in USD million)	339	1,017	312	904
Number of shares issued (in million)	18.8	60.6	20.0	56.4

Total dividends	729	2,135	716	2,780

[1] The carrying amount after impairments as of 31 December 2016 has been corrected for comparative purposes compared to the amount disclosed in note 10 in Statoil’s 2016 Annual financial statements.

8 Provisions, commitments, contingent liabilities and contingent assets

In April 2017, a federal judge granted an injunction request to suspend the assignment to Statoil of Petróleo Brasileiro S.A.’s (“Petrobras”) 66% operated interest in the Brazilian offshore license BM-S-8, in a class action suit filed by the Union of Workers of Oil Tankers of Sergipe (Sindipetro) against Petrobras, Statoil, and ANP - the Brazilian Regulatory Agency (“the defendants”). The suit seeks the annulment of Petrobras’ sale of the interest in BM-S-8 to Statoil, which was closed in November 2016. On 2 May 2017, the injunction was suspended by the President of the Federal Regional Court. The suspension of the injunction is appealable. The main issue will be examined in the Brazilian federal court system in due course. Statoil believes the defendants’ position to be strong in upholding the validity of Statoil’s ownership. At the end of third quarter 2017 the acquired interest remains in Statoil’s balance sheet as intangible assets of the Exploration & Production International (E&P International) segment. For further information about Statoil’s acquisition, reference is made to the 2016 Consolidated annual financial statements note 4 Acquisitions and disposals.

In June 2017 Statoil signed an agreement with the Angolan Ministry of Finance which resolves the dispute over how to allocate profit oil and assess petroleum income tax (PIT) related to Statoil’s participation in Block 4, Block 15, Block 17 and Block 31 offshore Angola for the years 2002 to 2016. For further information about the dispute, reference is made to information in Note 23 Other commitments, contingent liabilities and contingent assets in Statoil’s Consolidated annual financial statements for 2016. In accordance with the agreement, Statoil in July 2017 has paid in full and final settlement an additional PIT amount to Angola related to the prior reporting periods. The agreement also leads to a certain increase in Norwegian taxes payable. In addition to taxes previously provided for in the Consolidated financial statements related to the dispute, the second quarter current income tax expense reflects USD 117 million payable in Angola and Norway. Based on the agreement, profit oil and interest expense amounts previously provided for in the current portion of provisions related to claims and litigation have been reversed in the second quarter. USD 754 million has been reflected as revenue in the E&P International segment, while USD 319 million has been reflected as interest expense reduction under Net financial items in the Consolidated statement of income. The net effect on the second quarter Consolidated statement of income consequently is USD 956 million.

On 6 July 2016, the Norwegian tax authorities issued a deviation notice for the years 2012 to 2014 related to the internal pricing on certain transactions between Statoil Coordination Centre (SCC) in Belgium and Norwegian entities in the Statoil group. The main issue relates to SCC`s capital structure and its compliance with the arm’s length principle. Statoil is of the view that arm’s length pricing has been applied in these cases and that the group has a strong position, and no amounts have consequently been provided for this in the accounts.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		First nine months
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3	Operational data	2017	2016	Change

				Prices
52.1	49.6	45.9	14%	Average Brent oil price (USD/bbl)	51.8	41.9	24%
48.3	45.1	41.8	16%	E&P Norway average liquids price (USD/bbl)	47.9	37.6	28%
45.4	43.7	37.8	20%	E&P International average liquids price (USD/bbl)	45.3	33.7	35%
47.0	44.5	40.0	18%	Group average liquids price (USD/bbl)	46.8	35.9	30%
374.5	378.9	332.6	13%	Group average liquids price (NOK/bbl) [1]	388.6	301.7	29%
4.17	3.94	2.62	59%	Transfer price natural gas (USD/mmbtu) [9]	4.12	3.25	27%
5.24	5.10	4.85	8%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.28	5.12	3%
2.24	2.76	2.02	11%	Average invoiced gas prices - North America (USD/mmbtu) [8]	2.80	1.99	40%
7.7	6.6	3.9	97%	Refining reference margin (USD/bbl) [2]	6.6	4.5	47%

				Entitlement production (mboe per day)
586	586	541	8%	E&P Norway entitlement liquids production	596	575	4%
415	412	445	(7%)	E&P International entitlement liquids production	422	441	(4%)
1,001	998	986	2%	Group entitlement liquids production	1,018	1,016	0%
729	667	492	48%	E&P Norway entitlement gas production	724	613	18%
152	171	173	(12%)	E&P International entitlement gas production	166	162	3%
882	838	665	33%	Group entitlement gas production	891	775	15%
1,883	1,836	1,651	14%	Total entitlement liquids and gas production [3]	1,908	1,791	7%

				Equity production (mboe per day)
586	586	541	8%	E&P Norway equity liquids production	596	575	4%
545	548	582	(6%)	E&P International equity liquids production	550	564	(2%)
1,132	1,135	1,123	1%	Group equity liquids production	1,146	1,139	1%
729	667	492	48%	E&P Norway equity gas production	724	613	18%
184	195	190	(3%)	E&P International equity gas production	192	187	3%
913	862	682	34%	Group equity gas production	916	801	14%
2,045	1,996	1,805	13%	Total equity liquids and gas production [4]	2,062	1,939	6%

				MMP sales volumes
197.0	205.0	214.0	(8%)	Crude oil sales volumes (mmbl)	602.0	613.0	(2%)
12.7	12.3	8.7	46%	Natural gas sales Statoil entitlement (bcm)	38.1	31.7	20%
1.2	1.0	1.8	(31%)	Natural gas sales third-party volumes (bcm)	4.6	6.2	(27%)

EXCHANGE RATES

Quarters			Change		First nine months
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3	Exchange rates	2017	2016	Change

0.1256	0.1174	0.1202	4%	NOK/USD average daily exchange rate	0.1205	0.1190	1%
0.1254	0.1192	0.1242	1%	NOK/USD period-end exchange rate	0.1254	0.1242	1%
7.9613	8.5145	8.3194	(4%)	USD/NOK average daily exchange rate	8.2984	8.4051	(1%)
7.9726	8.3870	8.0517	(1%)	USD/NOK period-end exchange rate	7.9726	8.0517	(1%)
1.1742	1.1017	1.1165	5%	EUR/USD average daily exchange rate	1.1128	1.1155	(0%)
1.1806	1.1412	1.1161	6%	EUR/USD period-end exchange rate	1.1806	1.1161	6%

Quarters			Change	Exploration expenses	First nine months
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3	(in USD million)	2017	2016	Change

116	85	104	12%	E&P Norway exploration expenditures (activity)	323	337	(4%)
277	144	176	57%	E&P International exploration expenditures (activity)	569	677	(16%)

392	230	279	40%	Group exploration expenditures (activity)	891	1,014	(12%)
49	7	324	(85%)	Expensed, previously capitalised exploration expenditures	69	534	(87%)
(26)	(11)	(23)	13%	Capitalised share of current period's exploration activity	(118)	(231)	(49%)
312	87	76	>100%	Impairment (reversal of impairment)	425	199	>100%

727	312	656	11%	Exploration expenses IFRS	1,266	1,516	(16%)

HEALTH, SAFETY AND THE ENVIRONMENT

Twelve months average per			First nine months	First nine months
Q3 2017	Q3 2016		2017	2016

		Injury/incident frequency
2.8	2.7	Total recordable injury frequency (TRIF)	2.8	2.7
0.7	0.8	Serious incident frequency (SIF)	0.6	0.7
		Oil spills
180	136	Accidental oil spills (number of)	142	108
62	40	Accidental oil spills (cubic metres)	23	23

			First nine months	Full year
			2017	2016

		Climate
		Upstream CO2 intensity (kg CO2/boe) 1)	9	10

1)       For Statoil operated assets in E&P Norway and E&P International, the total amount of direct CO2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", “believe”, "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to market outlook and future economic projections and assumptions; Statoil’s focus on capital discipline; expected annual organic production through 2017; projections and future impact of efficiency programmes including expected efficiency improvements, including expectations regarding costs savings from the improvement programme; capital expenditure and exploration guidance for 2017; production guidance; Statoil’s value over volume strategy; organic capital expenditure for 2017; Statoil’s intention to mature its portfolio; exploration and development activities, plans and expectations, including estimates regarding exploration activity levels; projected unit of production cost; equity production and expectations for equity production growth; planned maintenance and the effects thereof; impact of PSA effects; risks related to Statoil’s production guidance; accounting decisions and policy judgments, ability to put exploration wells into profitable production, and the impact thereof; expected dividend payments, the scrip dividend programme and the timing thereof; estimated provisions and liabilities; and the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (and section 2.10 Risk review – Risk factors thereof). Statoil’s 2016 Annual Report and Form 20-F is available at Statoil's website www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership share in a field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.    Not applicable this quarter.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and it also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.    The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.    The internal transfer price paid from MMP to E&P Norway.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATOIL ASA

(Registrant)

Dated: October 26, 2017

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer

EXHIBITS

The following exhibit is filed as part of this quarterly report:

EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

EXHIBIT 99.1 Price Range of our Ordinary Shares and ADSs